July 11, 2011

Comment Letter - HDFC Bank Limited Form 20-F for Fiscal Year

Ended March 31, 2010, Filed September 30, 2010, File No. 001-15216

Dear Ms. Hunsaker:

We acknowledge receipt of your comment letter dated June 24, 2011 relating to HDFC Bank Limited’s Form 20-F for Fiscal Year Ended March 31, 2010 filed September 30, 2010.

As discussed with Rebecca Lindsey of the Staff, we submit this letter as confirmation that we intend to respond to your comment letter on or before August 11, 2011.

Please do not hesitate to contact me directly at 212-474-1678 or by email at craglan@cravath.com if you have any questions or if I can be of any further assistance.

Yours sincerely,

/s/ Christine Raglan
Christine Raglan

BY EDGAR

Stephanie L. Hunsaker

    Senior Assistant Chief Accountant

        Division of Corporation Finance

            United States Securities and Exchange Commission

                Washington, D.C. 20549

                    United States